Exhibit 5.1
August 30, 2004

Board of Directors KinderCare Learning Centers, Inc. 650 NE Holladay, Suite 1400 Portland, Oregon 97232

We have acted as counsel for KinderCare Learning Centers, Inc. (the “Company”) in connection with the filing of a Registration Statement on Form S-8 (the “Registration Statement”) under the Securities Act of 1933, as amended, covering $5,000,000 deferred compensation obligations under the Company’s Nonqualified Deferred Compensation Plan (the “Plan”). We have reviewed the corporate actions of the Company in connection with this matter and have examined those documents, corporate records and other instruments we deemed necessary for the purposes of this opinion.

Based on the foregoing, it is our opinion that:

1.	The Company is a corporation validly existing under the laws of the State of Delaware;

2.	The deferred compensation obligations have been duly authorized by all requisite action on the part of the Company and, when issued in accordance with the terms and conditions of the Plan, will be legally and validly issued and will represent the binding obligation of the Company to make payments of cash to the holders thereof in accordance with the terms and conditions of the Plan; and

3.	The Plan is intended to qualify as an unfunded plan maintained by the Company primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees of the Company. Assuming such qualification, the provisions of the written documents constituting the Plan comply with the requirements of the Employee Retirement Income Security Act of 1974, as amended, pertaining to such provisions.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours, /s/ STOEL RIVES LLP STOEL RIVES LLP